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                         HIGH SPEED NET SOLUTIONS, INC.
                               Two Hannover Square
                                   Suite 2120
                                Raleigh, NC 27601

February 2, 2001

VIA EDGAR AND TELECOPY

John G. Saia, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 0409
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      High Speed Net Solutions, Inc.
         Registration Statement on Form S-1 (File No. 333-41730)

Dear Sir or Madam:

Pursuant to Rule 477(a) and (c) under the Securities Act of 1933, as amended, High Speed Net Solutions, a Florida corporation (the "Company"), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's registration statement on Form S-1 (File No. 333-41730, filed with the Commission on July 19, 2000, as amended by pre-effective amendment no.1, filed on October 19, 2000 (the "Registration Statement").

In view of substantial changes to the Company's business that will result from the planned acquisition of Summus, Ltd. and the need to file more recent audited financial statements, the Company has determined not to proceed at this time with the registration for resale of the securities that were to be offered by the selling shareholders named therein.

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, and notes that none of the Company, any of the selling shareholders, or anyone acting on its or their behalf circulated preliminary prospectuses in connection with the proposed offering. Further, none of the securities covered by the Registration Statement have been sold by the selling shareholders.

Should the staff of the Commission have further questions regarding this application, please do not hesitate to contact our counsel, James Verdonik, Esq., of Kilpatrick Stockton LLP, at (919) 420-1777, Greg Vetter, Esq., of Kilpatrick Stockton LLP, at (919) 420-1833, or the undersigned at (919) 645-2615. Please provide the undersigned and Mr. Verdonik with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

Respectfully yours,


/s/ Andrew L. Fox
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Andrew L. Fox
President and Chief Executive Officer